

NetApp™

www.netapp.com
+1 408 822 6000 Tel
+1 408 822 4501 Fax
NetApp
495 East Java Drive
Sunnyvale, CA 94089

October 14, 2010

Strategic Technologies Inc, dba Consonus Technologies
Att: Mr. Bob McCarthy
301 Gregson Dr.
Cary, NC 27511

Dear Mr. McCarthy:

Enclosed please find the counter-signed NetApp VIP reseller agreement.

If you have any questions, please contact me at 603-744-3651.

Sincerely,

Lill Glockner

Lill Glockner
Channel Contracts Administrator

Enclosure-1





NetApp

www.netapp.com
408 822 6000 Tel
channel@netapp.com
495 East Java Drive
Sunnyvale, California 94089

NetApp Reseller Authorization Agreement (Indirect)
North America & Mexico

This Reseller Authorization Agreement between NetApp, Inc., a Delaware corporation, located at 495 East Java Drive, Sunnyvale, California, 94089 ("**NetApp**"), and Strategic Technologies, Inc. dba Consonus Technologies a North Carolina corporation with its principal place of business located at 301 Gregson Drive, Cary, North Carolina 27511 ("**RESELLER**") is entered into as of the date last written in the signature block below (the "**Effective Date**"). NetApp and RESELLER may each be referred to as a "**Party**" or collectively, as the "**Parties**."

This Reseller Authorization Agreement consists of these terms and conditions, The NetApp Partner Program and the following Exhibits ("Agreement"):

EXHIBIT A: NETAPP TRADEMARKS

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed. Each party warrants and represents that its respective signatories whose signatures appear below have been, and are on the date of signature, authorized to execute this Agreement.

Reviewed NetApp Legal 9/27/10 DC

NetApp, Inc.		**Strategic Technologies, Inc dba Consonus Technologies**	
Signature:	[signature]	Signature:	[signature]
Name:	Todd Palmer	Name:	Bob McCarthy
Title:	Vice President, Americas Channels	Title:	Co-President
Date:	10/6/2010	Date:	9/17/10

1.0 DEFINITIONS

1.1. *Distributor* means a NetApp authorized distributor of Products and Services identified in Section 5.0.

1.2. *Documentation* means NetApp supplied or provided user manuals, training materials, Product descriptions and specifications, technical manuals, supporting materials and other printed information relating to the Product and Services, whether distributed in print, electronic, CD-ROM or video format.

1.3. *End User* means the final purchaser or licensee who has acquired Products and Services from RESELLER for its own internal use and not for resale, remarketing or redistribution.

1.4. *Engagement Document* means a NetApp approved document, including but not limited to a NetApp statement of work ("SOW") or NetApp service brief ("Service Brief"), that which details the Professional Services to be provided, including but not limited to scope, detailed descriptions, deliverables, milestones/deadlines, specifications and acceptance criteria, as applicable.

1.5. *Hardware* means a NetApp storage server system or other related storage products made available by NetApp through its Distributor for purchase by Reseller pursuant to this Agreement, including its components and spare parts, but excluding any software and firmware.

1.6. *IP* means all materials, information, discoveries, inventions, technical information, development tools, methodologies, technologies, algorithms, procedures, processes, software, firmware and/or know-how used, generated, created, developed or reduced to practice by or for a party as well as any and all intellectual property rights therein. The term '**NetApp IP**' means IP licensed to or owned by NetApp and shall include all of NetApp's Pre-Existing IP licensed to or owned by NetApp and the Trademarks.

1.7. *NetApp on the web ("NOW")* means the "NetApp On the Web" web portal currently located at: http://now.NetApp.com.

1.8. *NetApp Partner Program* means NetApp's policies, programs, procedures or requirements and certain benefits Reseller may be eligible to receive, as further described in NetApp's published in one or more Partner Program guides available at https://fieldportal.netapp.com/

1.9. *Pre-Existing IP* means IP owned by or otherwise licensed to a Party before the Effective Date.

1.10. *Product* means the Hardware and licensed Software listed on NetApp's then-current price lists, and Documentation related to any of the foregoing, including both NetApp branded Product and Third Party Branded Product.

1.11. *Professional Services* means the technical consulting services that are not within the scope of Support Offerings.

1.12. *Services* means, collectively, Support Offerings and Professional Services provided by NetApp or NetApp's authorized subcontractors.

1.13. *Support Offerings* means Product support and technical and maintenance support offerings, identified by part number, on the published NetApp price list, current as of the date of the relevant quote or purchase order, as applicable, and as described in further in the applicable Documentation.

1.14. *Software* means the machine readable, object code only version of NetApp branded computer programs listed on the NetApp price list, as updated from time to time, and any copies, updates, or upgrades thereof and made available by NetApp through its Distributors for license to the End User.

1.15. *Territory* means those regions or countries specified in Section 6.0.

1.16. *Third Party Branded Product* means Products which are available for purchase or license from NetApp that are manufactured, developed or made available by other manufacturers and are distributed by NetApp for use in conjunction with NetApp Products.

1.17. *Trademarks* means all names, domain names, marks, logos, designs, trade dress and other brand designations used by NetApp in connection with its Products and Services. The current list of NetApp Trademarks is attached hereto as Exhibit A, which may be updated from time to time, and available on the NetApp Field Portal (https://fieldportal.netapp.com).

2.0 SCOPE

2.1. Appointment of RESELLER. NetApp authorizes, and RESELLER accepts, the appointment of RESELLER as an authorized, non-exclusive reseller of Products and Services to End Users located in the Territory specified in Section 7.0. RESELLER agrees to offer for sale and sell Products and Services solely to End Users in the Territory in accordance with NetApp's policies and procedures regarding the marketing of its Products as communicated in writing by NetApp or through its Distributor from time to time. RESELLER agrees to purchase Products and Services solely from the Distributor identified and selected in Section 5.0.

2.2. NetApp Partner Program. RESELLER shall comply with the NetApp Partner Program for Resellers.

2.3. Federal Sales Restriction. RESELLER agrees to resell Products and Services only to commercial entities and not to the U.S. Federal Government or its agencies, or to prime contractors reselling Products and Services to the U.S. Federal Government or its agencies. Without explicit written authorization, NetApp shall not accept any flow-down provisions including but not limited to United States Government Federal Acquisition Regulations ("FARs"), Defense FARs, NASA FARs or the like notwithstanding the existence of such provisions on Reseller's purchase orders or supplementary documentation or NetApp's or Distributor's acceptance of such purchase orders or documentation. Without explicit written authorization, NetApp shall not accept any flow-down provisions originating from any United States Government General Services Administration ("GSA") or other federal agency Multiple Award Schedule ("MAS") contracts. This Agreement shall not be construed by Reseller as a representation that NetApp will furnish supplies needed by Reseller to fulfill any of Reseller's GSA or similar contract obligations under any schedule contract. Should RESELLER desire to resell to the U.S. Federal Government, or its agencies, RESELLER must obtain prior written consent from NetApp through its execution of a Federal Addendum to this Agreement.

2.4. <u>State and Local Government, State Public Education and Native American Tribal Organization Sales Restriction.</u> RESELLER agrees to resell Products and Services only to commercial entities and not to any executive, legislative or judicial branch of any State, Municipal, County, Regional or Territorial Government within the United States of America, its territories or dependencies, nor to any public educational institution or government corporation specifically formed and currently existing under an law or regulation of any State, Municipal, County, Regional or Territorial governmental body within the United States of America, nor to any State, Municipal, County, Regional or Territorial Government-owned contractor-operated facilities and establishments, nor to any Native American tribal organization (hereinafter collectively known as "SLED"), nor to any prime contractors thereof. NetApp shall not accept any flow-down provisions from any SLED Prime Contract notwithstanding the existence of such provisions on Reseller's purchase orders or supplementary documentation or NetApp's or Distributor's acceptance of such purchase orders or documentation unless previously negotiated and agreed to in writing between RESELLER and NetApp. This Agreement shall not be construed by RESELLER as a representation that NetApp will furnish supplies needed by RESELLER to fulfill any of RESELLER's contract obligations under any MAS contract. Should RESELLER desire to resell to SLED entities and organizations, RESELLER must obtain prior written consent from NetApp through its execution of a SLED Addendum to this Agreement.

3.0 NetApp Partner Program for Resellers and Professional Services Certification

3.1. Access to Documentation and NetApp IP

3.1.1. At its sole discretion and subject to the licenses set forth below, NetApp may provide RESELLER with access to certain Documentation and NetApp IP. NetApp, at its sole discretion, may revise, update or replace the Documentation and NetApp IP or any portions thereof as it deems necessary. RESELLER is solely responsible for maintaining accurate, updated Documentation and NetApp IP as made available by NetApp and shall immediately cease use of any Documentation and *NetApp IP* for which NetApp has provided or made available to RESELLER any update or revision.

3.1.2. NetApp may, by notice in writing to RESELLER, terminate its access to any Documentation or NetApp IP if RESELLER ceases to meet NetApp Partner Program requirements for that Material or NetApp IP, or is otherwise in breach of any of its obligations under this Agreement and fails to rectify that breach or deficiency after have received from NetApp not less than thirty (30) days notice in writing requiring it to do so.

3.1.3. Nothing in the preceding Section 3.2.3 shall limit any other right or remedy of NetApp under the Agreement and/or this Agreement, including the right to terminate this Agreement under Section 3.2.3. Upon termination of this Agreement under Section 3.2.3 or the termination or earlier determination of the Agreement, RESELLER's right of access to and use of the Documentation or NetApp IP will automatically cease and they shall be returned to NetApp or destroyed in the manner as advised by NetApp.

3.2. Licenses

3.2.1. Subject to the terms and conditions set forth herein, NetApp grants RESELLER a limited, revocable, terminable non-exclusive license, without any right to sublicense, to use the

Documentation and NetApp IP only within the Territory and only for the purpose of providing services for NetApp Products ("License"). The License is subject to and limited by any further license restrictions or limitations as set forth in any license agreement or terms from NetApp pertaining to the specific Documentation or NetApp IP.

3.2.2. Subject to the License, (a) each Party shall retain all right, title and interest in and to its respective Pre-existing IP; and (b) no license to any NetApp IP, patents, copyrighted material, trade secrets, NetApp trademarks or any other rights are deemed to be granted to RESELLER by virtue of this Agreement unless otherwise expressly agreed in writing between the Parties.

3.2.3. RESELLER shall not release any Documentation or NetApp IP to any third party including, without limitation, any subcontractor it engages unless NetApp has provided its prior written approval

3.3. Indemnity

3.3.1. RESELLER shall defend, indemnify and hold harmless NetApp, its affiliates and contractors and their employees, officers and directors from and against any claims, losses, liabilities, expenses, costs, suits or damages (inclusive of reasonable attorneys' fees) including claims of infringement ("Claims"), made against NetApp, its affiliates and contractor or their employees, officers or directors based in whole or in part on any of the following (a) RESELLER's breach of the Agreement, (b) services delivered by the RESELLER to its customers, (c) RESELLER's intellectual property, (c) RESELLER's use and/or modification of NetApp IP in a manner not authorized under this Agreement or (d) the alleged negligence, misrepresentation, misconduct, error or omission on the part of RESELLER or its employees, agents and representatives. The Parties further agree that the limitation of liability provisions in the Agreement shall not apply to any of the RESELLER's obligations to indemnify NetApp under this Agreement. NetApp may employ counsel, at its own expense, to assist with respect to any such Claims. RESELLER shall not enter into any settlement that affects NetApp's rights or interests without NetApp's prior written approval, which shall not be unreasonably withheld. NetApp will provide such assistance and cooperation as is reasonably requested by RESELLER or its counsel in connection with such Claims.

3.4. Prohibition of Claims

3.4.1. In consideration of the rights and licenses granted to RESELLER under this Agreement, RESELLER agrees to never institute any action or suit at law or in equity against NetApp, nor institute, prosecute or in any way aid in the institution or prosecution of any claim, demand, action, or cause of action for damages, costs, loss of services, expenses, or compensation for or on account of any damage, loss or injury either to person or property, or both, whether developed or undeveloped, resulting or to result, known or unknown, past, present or future, arising out of a claim that the NetApp IP infringes or otherwise violates any rights associated with any patent, copyright, trademark, service mark, trade secret.

4.0 TERM AND TERMINATION

4.1. This Agreement shall commence on the Effective Date and continue thereafter for a period of two (2) years and shall expire either on January 31st or July 31st subsequent to the end of the two (2) year term, whichever is earlier, unless terminated earlier by either party upon thirty (30) days prior written notice.

4.2. Either party may terminate this Agreement at any time without cause upon thirty (30) days prior written notice.

4.3. Termination of this Agreement shall not terminate Support Services purchased by RESELLER for resale to its End Users prior to termination. Such Support Services shall continue for the duration of the term purchased (i.e. Services with a three (3) year term shall continue for three (3) years even if the Agreement has terminated before the expiration of the Services purchased).

4.4. Termination of this Agreement shall not terminate the Professional Services purchased by RESELLER for resale to its End Users prior to termination. Such Professional Services shall continue through completion of the agreed services in the executed Engagement Documents.

5.0 ORDERS, PRICING AND PAYMENT

5.1. RESELLER has selected Avnet Inc. as the Distributor from which RESELLER shall purchase Products and Services.

5.2. RESELLER shall execute a written agreement with Distributor pursuant to which RESELLER will purchase for resale Products and Services from Distributor.

5.3. RESELLER acknowledges that prices for Products and Services purchased by RESELLER shall be determined by Distributor.

5.4. RESELLER shall, upon request, provide NetApp with copies of invoices, delivery documents and other documents related to the sale of NetApp Products.

5.5. RESELLER'S purchase of Professional Services may require the use or inclusion of an Engagement Document. NetApp may provide, at its sole discretion, RESELLER requested incident based Professional Services, subject to and governed by standard NetApp terms and conditions and rates for time and material, within a commercially reasonable period of time following NetApp order processes.

5.6. RESELLER represents and warrants that it has obtained all necessary consents and approvals for any personally identifiable information of RESELLER's employees or End User's employees that RESELLER provides to NetApp. NetApp agrees to use such information only for the purpose for which the information is disclosed.

6.0 TERRITORY

6.1. RESELLER is authorized to sell Products and Services only to End User's within the Territory.

6.2. The Territory is defined as: Commercial Territory: United States of America and Canada.

SLED Territory: United States state, local and territorial governmental entities, including institutions of primary, secondary, and higher public education, and private schools as applicable

7.0 WARRANTY AND LICENSES

7.1. All warranties, support statements, Engagement Documents, Software licenses, Documentation and other information related to Products and Services are provided to RESELLER by the Distributor or included with the Product.

7.2. RESELLER shall not make any claims, statements, warranties or other representations regarding NetApp, its affiliates, or any Products or Services that are in anyway inconsistent with what is expressly stated in the information approved and published by NetApp for distribution to RESELLER'S End User.

8.0 TRADEMARKS AND COPYRIGHTS

8.1. <u>Trademark Ownership and Obligations.</u> RESELLER recognizes and acknowledges the exclusive rights and sole ownership of NetApp in the NetApp Trademarks and the goodwill associated therewith. RESELLER agrees to conduct its business in a manner consistent with the recognition and protection of such exclusive rights. Nothing in this Agreement or in the performance thereof or that might otherwise be implied by law, shall operate to grant RESELLER any right, title, or interest in the NetApp Trademarks other than as specified in the limited license grant per Section 8.2. RESELLER's use of the NetApp Trademarks shall inure solely to the benefit of NetApp. RESELLER hereby assigns, and shall assign to NetApp in the future, all rights it may acquire by operation of law or otherwise in the NetApp Trademarks, including all goodwill associated therewith.

> 8.1.1. RESELLER agrees on a worldwide basis:
> 8.1.1.1. not to take any action which will interfere with any NetApp rights in and to the NetApp Trademarks;
> 8.1.1.2. not to challenge any right, title or interest of NetApp in and to the NetApp Trademarks or the benefits there from;
> 8.1.1.3. not to make any claim or take any action adverse to NetApp ownership of the NetApp Trademarks;
> 8.1.1.4. not to register or apply for registrations, anywhere, for the NetApp Trademarks or any other mark which is similar to NetApp's Trademarks or which incorporates NetApp's Trademarks;
> 8.1.1.5. not to use any mark, anywhere which is confusingly similar to NetApp's Trademarks;
> 8.1.1.6. not to engage in any action that will tend to disparage, dilute the value of, or reflect negatively on NetApp Products or Trademarks; and
> 8.1.1.7. not to misappropriate any NetApp Trademarks for registration of or use as a domain name without prior written consent from NetApp.

8.2. <u>Right to Use.</u> Subject to the terms and conditions herein, NetApp grants RESELLER a limited, non-transferable, non-exclusive license to use the NetApp Trademarks for the purposes of identifying itself as an authorized RESELLER of the Products and Services and authorized advertising and promotion under this Agreement provided however that such use is in strict accordance with NetApp's guidelines and policies as posted on the Field Portal (https://fieldportal.netapp.com) and which may be amended from time to time. RESELLER agrees that upon expiration or termination of the Agreement, it will discontinue any representations that it is a RESELLER of NetApp Products and Services.

8.3. <u>Proprietary Rights Notices.</u> RESELLER shall not alter, obscure or remove any copyright notices or any other proprietary rights notices placed on the Products, Documentation, marketing materials or other materials that NetApp may provide.

9.0 INDEMNIFICATION

9.1. RESELLER shall defend, indemnify and hold NetApp and its, directors, employees, subsidiaries, and affiliates harmless for any and all claims, damages, losses, costs and expenses, including attorneys' fees, arising from any third party claims asserted against NetApp and its employees, subsidiaries, and affiliates that are based in part or in whole on any of the following (a) reseller's breach of this agreement; or (b) any false, misleading or otherwise unauthorized statements or representations as to the functionality or compatibility of any NetApp Product or Service.

10.0 LIMITATION OF LIABILITY

10.1. NOTWITHSTANDING ANY OTHER PROVISION HEREIN, IN NO EVENT, WHETHER BASED IN CONTRACT OR TORT (INCLUDING NEGLIGENCE) OR OTHERWISE SHALL NETAPP OR ITS SUBSIDIARIES, AFFILIATES, DIRECTORS, EMPLOYEES, REPRESENTATIVES, AGENTS, OR NETAPP'S AUTHORIZED SERVICE PROVIDERS BE LIABLE TO RESELLER FOR ANY LOSS OF REVENUE, PROFITS, SAVINGS, LOSS OF BUSINESS OR OTHER FINANCIAL LOSS, OR LOST OR CORRUPTED DATA OR FOR ANY INCIDENTAL, CONSEQUENTIAL, INDIRECT OR SPECIAL DAMAGES OF ANY KIND ARISING OUT OF OR IN CONNECTION WITH THE SALE, INSTALLATION, MAINTENANCE, USE, PERFORMANCE, FAILURE OR INTERRUPTION OF ITS PRODUCTS OR ANY PERFORMANCE OR FAILURE TO PERFORM HEREUNDER.

10.2. NOTWITHSTANDING ANY OTHER PROVISION HEREIN, NETAPP'S MAXIMUM LIABILITY FOR DAMAGES ARISING UNDER THIS AGREEMENT OR FROM THE PURCHASE, LICENSE OR USE OF THE PRODUCTS AND SERVICES, REGARDLESS OF CAUSE SHALL NOT EXCEED THE PURCHASE PRICE OF PRODUCTS AND SERVICES PURCHASED DURING THE SIX (6) MONTH PERIOD PRIOR TO THE TIME THE CLAIM AROSE OR FIVE HUNDRED THOUSAND U.S. DOLLARS (USD $500,000.00), WHICHEVER IS LESS. THIS LIMITATION OF LIABILITY IS CUMULATIVE AND NOT PER INCIDENT.

10.3. THIS DISCLAIMER OF LIABILITY FOR DAMAGES WILL NOT BE AFFECTED IF ANY REMEDY PROVIDED HEREUNDER SHALL FAIL OF ITS ESSENTIAL PURPOSE. RESELLER HAS ACCEPTED THE DISCLAIMER OF LIABILITY FOR DAMAGES AS PART OF A BARGAIN TO LOWER THE PRICE OF THE PRODUCTS AND SERVICES AND UNDERSTANDS THAT THE PRICE OF THE PRODUCTS AND SERVICES WOULD BE HIGHER IF NETAPP WERE REQUIRED TO BEAR ADDITIONAL LIABILITY FOR DAMAGES.

11.0   CONFIDENTIALITY

11.1.   Both parties acknowledge that it or its employees may, in the course of performing its responsibilities under this Agreement, be exposed to or acquire information which is proprietary to or Confidential to the other party or its affiliated companies or their clients or to third parties to whom the disclosing party owes a duty of confidentiality. Any and all non-public information of any form, including the terms of this Agreement, obtained by the receiving party or its employees in the performance of this Agreement shall be deemed to be confidential and proprietary information ("Confidential Information"). Both parties agree to hold such Confidential Information in strict confidence and not to copy, reproduce, sell, assign, license, market, transfer or otherwise dispose of, give or disclose such information to third parties or to use such information for any purposes whatsoever other than the provision of Services as contemplated by this Agreement and to advise each of its employees who may be exposed to such proprietary and Confidential information of their obligations to keep such information confidential. It is understood and agreed that in the event of a breach of this section damages may not be an adequate remedy and the disclosing party shall be entitled to injunctive relief to restrain any such breach, threatened or actual. NetApp represents that aspects of the licensed materials, including the specific design and structure of individual programs, are the protected intellectual property of NetApp under trade secret, copyright, patent and/or trademark law. RESELLER and NetApp agree to implement, to the extent not already implemented, reasonable security measures to protect the other party's protected non-public information or information considered to be Confidential Information, including, any intellectual property. NetApp retains sole title to its Software and documentation. This Confidentiality provision shall survive the expiration or termination of the Agreement.

12.0 COMPLIANCE WITH LAW; EXPORT RESTRICTIONS

12.1. <u>Compliance with Law</u>. Each party shall comply with all applicable federal, state, local and foreign laws, and regulations, including, but not limited to all export laws, privacy and data protection laws, anti-bribery laws, restrictions and regulations of the Department of Commerce or other United States or foreign agency or authority, the Occupational Safety and Health Act of 1970 (29 U.S.C. Sections 651, 678), the Fair Labor Standards Act of 1938 (29 U.S.C. Sections 201-219), the Work Hours and Safety Act of 1962 (40 U.S.C. Sections 327, 333), the Equal Employment Opportunity (42 U.S.C. Sections 2000e, et seq.) and U.S. Federal regulations governing affirmative action programs.

12.2. <u>Export Obligations</u>. RESELLER acknowledges that the Products, Services and technology supplied by NetApp are subject to export controls under the laws and regulations of the United States, and other countries as applicable, and that the Products, Services and technology may include export controlled technologies, including without limitation encryption technology. RESELLER agrees to comply with such laws and regulations, including, but not limited to those governing use, export, re-export (to embargoed countries and entities), and transfer of the Products, Services and NetApp-supplied technology. RESELLER shall obtain all required authorizations, permits, or licenses. RESELLER agrees to maintain full, true, and accurate records of exports, re-exports, and transfers of the Products, Services and technology, purchased/licensed and deployed or distributed for a minimum of five (5) years from date of shipment. RESELLER shall be deemed the principle party of interest (importer of record). RESELLER shall indemnify, defend and hold NetApp harmless against any claims for costs, damages, expenses (including attorneys' fees) or liability arising out of or in connection with any breach of this section.

13.0 GENERAL PROVISIONS

13.1. <u>Force Majeure</u>. Neither party shall be liable to the other for any alleged loss or damages resulting from the delivery or warranty of the Products, or performance of Services being delayed by acts of God, acts of civil or military authority, governmental priorities, fire, floods, earthquakes, epidemics, quarantine, energy crises, strikes, labor trouble, terrorism, war, riots, accidents, shortages, delays in transportation, or any other causes beyond the reasonable control of NetApp.

13.2. <u>Relationship of Parties</u>. RESELLER and NetApp will at all times perform their respective obligations pursuant to this Agreement as independent contractors. Nothing set forth in this Agreement shall be construed to create the relationship of principal and agent, franchisor/franchisee, joint venture, or employer and employee between RESELLER and NetApp. Neither party shall act or represent itself, directly or by implication, as an agent of the other party.

13.3. <u>Notices</u>. Any Notice required under this Agreement shall be provided in writing and delivered in person or by express courier, or e-mail followed by confirmation by mail, addressed to the address first stated in this Agreement or at such other address as shall be given by either one to the other in writing. All Notices shall be deemed to have been given and received on the earlier of actual delivery or three (3) days from the date of postmark. All Notices shall be directed to:

Notices to NETAPP:	**Notices to RESELLER:**
NetApp, Inc.	Strategic Technologies, Inc. dba Consonus Technologies
495 East Java Drive	301 Gregson Dr.
Sunnyvale, CA 94089	Cary, NC 27511
Attention: Legal Department	Attention: _Bob McCarthy_
	*Contracts@consonus.com

Either party may from time to time change its address for notification purposes by giving the other party written notice of the new address and the date upon which it will become effective.

13.4. <u>Assignment and Subcontracting</u>. In no event may RESELLER assign this Agreement, or any rights and obligations described herein, without the prior written consent of NetApp. Any purported assignment hereunder without NetApp's prior written consent is null and void. NetApp may subcontract any or all of its rights and obligations resulting from this Agreement; provided however that such subcontractor shall be bound to the substantive terms and conditions herein.

13.5. <u>Insurance</u>. RESELLER shall, at its own expense, maintain insurance as set forth in Appendix B as specified for RESELLERS with operations in Country. If requested by NetApp, RESELLER shall provide NetApp with a signed original certificate of insurance.

13.6. <u>Survival</u>. In the event of a termination of this Agreement, Sections 1, , 9, 10, 11,12 and 13 will survive such termination.

13.7. <u>Waiver</u>. A waiver by either party of any default, or of any of the terms and conditions of this Agreement, shall not be deemed to be a waiver of any other default or of any other term or condition. Either party's exercise of any right or remedy provided in this Agreement shall be without prejudice to its right to exercise any other right or remedy.

13.8. <u>Severability</u>. In the event any provision of this Agreement shall be adjudged by any court of competent jurisdiction to be unenforceable or invalid, that provision shall be limited or eliminated to the minimum extent necessary so that the obligations of the parties shall remain in full force and effect and enforceable and the rights of the parties shall not in any way be affected or impaired thereby.

13.9. <u>Publicity</u>. No advertising, publicity releases, or similar public information concerning this Agreement or the Services to be performed hereunder will be published or caused to be published by either party without the prior written consent of the other party, which consent will not be unreasonably withheld.

13.10. <u>Governing Law</u>. The rights and obligations of the parties under this Agreement shall be governed in all respects by the laws of the State of California exclusively, without regard to conflict of law provisions. RESELLER agrees that the state and federal courts having jurisdiction over disputes arising in Santa Clara County, California shall have the exclusive subject matter jurisdiction over all disputes arising hereunder, and RESELLER hereby agrees to consent to the personal jurisdiction of such courts and hereby waives any and all claims of inconvenient forum.

13.11. <u>Entire Agreement</u>. This Agreement is the complete Agreement between the parties with respect to the subject matter contained herein and replaces any and all prior oral or written communications between the parties. There are no other conditions, understandings, agreements, representations or warranties, expressed or implied, which are not specified herein. Any amendments or waiver hereto shall be effective only if made in writing by non-preprinted agreements clearly understood by both parties to be an amendment or waiver and signed by an authorized representative of each party.

EXHIBIT A

NETAPP TRADEMARKS

TRADEMARKS:

1. Appliance Watch
2. BareMetal
3. "Bolt design"
4. Camera-to-Viewer
5. Center to Edge
6. ComplianceClock
7. ComplianceJournal
8. ContentDirector
9. Data ONTAP
10. DataFabric
11. EdgeFiler
12. FAServer
13. FilerView
14. FlexClone
15. FlexVol
16. fPolicy
17. gFIler
18. HyperSAN
19. LockVault
20. Manage ONTAP
21. MultiStore
22. NearStore
23. NetApp
24. NetApp – The Network Appliance Company
25. NetCache
26. Network Appliance
27. Network Appliance and logo
28. NOW
29. NOW NetApp on the Web
30. ONTAPI
31. RAID-DP
32. RoboCache
33. RoboFiler
34. SecureAdmin
35. SecureShare
36. Serving Data by design
37. SharedStorage
38. Simulate ONTAP
39. Simplicore
40. Smart SAN
41. SnapCache
42. SnapCopy
43. SnapDirector
44. SnapDrive
45. SnapFilter
46. SnapLock
47. SnapManager
48. SnapMigrator
49. SnapMirror
50. SnapMover
51. SnapRestore
52. SnapSuite
53. SnapValidator
54. SnapVault
55. Snapshot
56. SohoFiler
57. StoreVault
58. SyncMirror
59. The evolution of storage trademark) (corporate identity and tag line)
60. Vfiler
61. VFM
62. VFM Virtual File Manager
63. vPolicy
64. WAFL
65. WebFiler

SERVICE MARKS:

1.   **Availability Advantage**
2.   **NetApp Availability Assurance**
3.   **NetApp ProTech Expert**

EXHIBIT B

INSURANCE

RESELLERS with operations in the United States:

Insurance carrier must be rated A-VII or better by A.M. Best Company. RESELLER shall, at its own expense, maintain insurance throughout the life of this Agreement as follows:

(a) <u>Commercial General Liability,</u> Commercial General Liability insurance covering bodily injury, death, property damage, personal injury, broad form property damage and contractual liability shall be with limits not less than $1,000,000 per occurrence and $2,000,000 General Aggregate. NetApp shall be named as Additional Insured. Coverage shall be considered primary without right of contribution of NetApp's insurance policies.

(b) <u>Automobile Liability</u>. Automobile Liability insurance covering owned, non-owned and hired vehicles shall be with limits not less than $1,000,000 per occurrence.

(c) <u>Workers Compensation and Employer's Liability</u>. Workers Compensation insurance shall be provided as required by the law(s) of the state(s) in which the Agreement is to be performed. Employer's Liability shall be provided in a limit not less than $1,000,000.

(d) <u>Umbrella Liability.</u> Umbrella Liability excess of Commercial General Liability, Auto Liability and Employer's Liability shall be provided in a limit not less than $3,000,000 per occurrence and in the aggregate.

(e) <u>Professional Liability/Errors and Omissions</u>. Professional Liability insurance covering Errors and Omissions shall be on an occurrence or a claims-made basis, with limits of $1,000,000 annual aggregate for hardware, software, consulting or any other services provided under the Agreement until March 31, 2011. Effective April 1, 2011, such limits shall increase to $2,000,000 annual aggregate. If coverage is written on a claims-made basis, coverage must be maintained for a period of 3 years after the contract expiration. Requirement for RESELLERS completing NetApp Professional Services Certification, only.

All of the foregoing policies shall contain a Severability of Interests clause and be on an occurrence basis unless otherwise expressly stated. All such coverages shall remain in full force and effect during the term of the Agreement unless otherwise required above. NetApp shall be notified in writing thirty (30) days prior to any coverage cancellation or non-renewal, except for non-payment of premium which shall require at least 10 days notice. If Requested by NetApp, RESELLER shall provide NetApp with a signed original Certificate of Insurance. RESELLER shall be responsible for its Subcontractors and indirect partners maintaining adequate insurance coverage.

RESELLERS with operations only in the Canada:

Partner shall, at its own expense, maintain in force with reputable insurers throughout the term of this Agreement such insurance as is required by law in Canada, including auto liability and workers' compensation, and any coverages which are usual, customary and appropriate for its business according to the services or products provided. This shall include but is not limited to the following:

(a) Commercial General Liability insurance, including Contractual Liability, Personal and Advertising Injury, Non-owned and hired Auto Liability, with limits not less than USD $1,000,000 per occurrence and $2,000,000 aggregate, or the local currency equivalent.

(b) Professional Liability/Errors and Omissions insurance, on an occurrence or a claims-made basis, covering hardware, software, consulting or any other services provided under this Agreement, with limits not less than USD $1,000,000, or the local currency equivalent. If coverage is written on a claims-made basis, coverage must be maintained for three (3) years beyond termination of this Agreement. Requirement for RESELLERS completing NetApp Professional Services Certification, only.

(c) Employer's Liability insurance with limits not less than USD $1,000,000, or the local currency equivalent.

(d) Umbrella Liability insurance providing excess limits for Commercial General Liability and Employer's Liability, with limits not less than USD $1,000,000, or the local currency equivalent.

All of the foregoing policies shall be written on an occurrence basis unless otherwise expressly stated. Partner shall notify NetApp in writing thirty (30) days before any coverage cancellation, termination or non-renewal, except for non-payment of premium which shall be at least ten (10) days notice.

RESELLERS with operations only in Mexico:

Partner shall, at its own expense, maintain in force with reputable insurers throughout the term of this Agreement such insurance as is required by law in Mexico, and any coverages which are usual, customary and appropriate for its business according to the services or products provided. This includes but is not limited to the following:

(a) Premises and Operations Liability. Premises and Operations Liability insurance, including Employer's Liability, covering bodily injury, death and property damage, shall be provided with limits not less than US$1,000,000 per occurrence, or the local currency equivalent. NetApp shall be added as additional insured.

(b) Third Party Auto Liability. Third Party Auto Liability insurance shall be provided in limits not less than US$90,000 per occurrence, or the local currency equivalent.

All of the foregoing policies shall be written on an occurrence basis unless otherwise expressly stated. Partner shall notify NetApp in writing thirty (30) days before any coverage cancellation, termination or non-renewal, except for non-payment of premium which shall be at least ten (10) days notice.

Exhibit C

STATE AND LOCAL GOVERNMENT AND PUBLIC EDUCATION ADDENDUM
TO RESELLER AUTHORIZATION AGREEMENT- North America BY AND
BETWEEN NETAPP, INC. AND STRATEGIC TECHNOLOGIES, INC. DBA
CONSONUS TECHNOLOGIES

This State and Local Government and Public Education Addendum (hereinafter "Addendum") is effective as of _____ by and between NetApp, Inc. (hereinafter "NetApp") and Strategic Technologies, Inc. dba Consonus Technologies (hereinafter referred to as "Reseller").

Whereas the Parties entered into a Reseller Agreement dated _____ (The "Agreement"), which contains terms and conditions governing the purchase, resale, and distribution of NetApp Products commercially; and

Whereas this Addendum has been developed to supplement the Agreement by incorporating terms specific to the purchase, resale, and distribution of Product to United States state, local and territorial governmental entities, including institutions of primary, secondary, and higher public education, and private schools as applicable (hereinafter "SLED" as defined below); and

Whereas NetApp wishes to authorize Reseller to serve as an authorized Reseller for the sale of NetApp Product to SLED organizations ("SLED Reseller") on a non-exclusive basis; and

Whereas Reseller desires to serve as an authorized SLED Reseller for NetApp in accordance with the terms and conditions stated herein;

Now therefore, in consideration of the mutual covenants and undertakings, NetApp and Reseller agree as follows:

1.   Scope

This Addendum sets forth the terms and conditions for Reseller's purchase and resale of NetApp Products to SLED organizations and to Prime Contractors for resale to SLED organizations under a valid Prime Contract on a non-exclusive basis.

SLED shall be defined as any executive, legislative or judicial branch of any State, Municipal, County, Regional or Territorial Government entity within the United States of America and its territories or dependencies, including any department, agency, bureau, office, board, district, commission, council, committee, center, service, facility or state-chartered institution, or any State, Municipal, County, Regional or Territorial public university or community college or other public non-Federal institution of higher learning and all directly-associated museums, facilities, libraries and hospitals thereof, or any governmental or public-private corporation, fund, partnership or conservancy formed with a public purpose or in support of government employees under an act, regulation or ordinance of any State, Municipal, County, Regional or Territorial Government within the United States of America and its territories or dependencies, as well as any State, Municipal, County, Regional or Territorial Government-owned contractor-operated (hereinafter "SLED GOCO") facilities and establishments or any Native American Tribal governmental organization not engaged directly in Class III gaming as defined by the Indian Gaming Regulatory Act.

2.   Program Qualification

Reseller is and will remain in compliance with all obligations under the Agreement and this Addendum. NetApp reserves the right to modify or change this SLED Addendum upon thirty (30) days prior written notice.

3.   SLED Government Relationship Manager

Reseller shall appoint a SLED account relationship manager whose primary responsibility is to work with the designated NetApp account manager, act as a focal point for day to day account issues and participate in NetApp Reseller related activitie

4.   Reports

Reseller agrees to provide NetApp with a report of all Product sales to SLED entities and SLED Prime Contractors on a monthly basis. NetApp shall provide Reseller with a template (hereinafter "Template") which Reseller shall use as the basis for this monthly sales report. NetApp may revise the format of this Template from time to time, however, Reseller, as a minimum, shall collect the following information for each sale completed during the reporting period and incorporate this information in the Template to be returned to NetApp:

a. Name of the SLED entity or SLED Prime Contractor to whom Product was sold;
b. If the sale was to a SLED Prime Contractor, the name of the SLED entity purchasing Product from the SLED Prime Contractor;
c. Invoice date of sale;
d. If the sale was completed in response to a RFP or RFQ, the name and identifying number (if applicable) of that RFP or RFQ and the associated contract;
e. If the sale was completed under an eligible State Multiple Award Schedule ("MAS") Contract, the name and identifying number of that MAS Contract and any associated purchase order or task order number as applicable;
f. Eligible State MAS Contract purchaser name and contact information, as applicable;
g. Ship-to location, including; street address, city, state, and zip code;

h. NetApp marketing code(s) and description(s);
i. Quantity of items sold;
j. Product sale price by SKU, if the sale was completed on an eligible State MAS Contract; and
k. Total price of Products sold per sales transaction, if the sale was completed on an eligible State MAS Contract.

For all months where Reseller did not complete at least one sale of Product to a SLED entity or a Prime Contractor to a SLED entity on an eligible State MAS Contract, Reseller shall so inform NetApp. Such communication shall be completed through electronic mail ("email") and include an attestation by Reseller that there was no sale of Product during the specified reporting period on each eligible State MAS Contract under which Reseller is an authorized Subcontractor/Agent.

All reports shall be submitted to the Manager of Sales Operations, NetApp U.S. Public Sector, within ten (10) days after the last day of the reporting month, with the exception of reports relating to the State of Texas Department of Information Resources Contracts which will be due within four (4) days after the last day of the reporting month. Reports shall be submitted via email to Denise Orosco at Denise.Orosco@NetApp.com, or to her designee. Questions concerning reporting should be directed to Denise Orosco via email as noted above or via telephone at (530) 644-1467.

5.   Audits

Reseller shall grant NetApp the right to audit sales records pertaining to the sale of Product during normal business hours upon fifteen (15) days advance written notice.

6.   Freight Charges and Payment

Except as otherwise provided herein or unless expressly stated in NetApp's written acceptance of an Order, delivery of Hardware shall be in accordance with EXW (Ex-Works, INCOTERMS 2000) NetApp's facility.

7.   State-wide Contracts Exclusion

This Addendum is not a letter of supply and does not authorize Reseller to represent that NetApp will furnish supplies needed by Reseller to fulfill any of Reseller's Prime Contract obligations including, but not limited to, any MAS Contract. All letters of supply shall be independently negotiated between Reseller and NetApp. Reseller shall within thirty (30) days inform NetApp of any listing by Reseller of Product under any MAS Contract.

8.   Disputes

In the event of any disagreement relating to the parties performance under or interpretation of the Agreement and/or this Addendum, the parties shall attempt to reach a negotiated resolution. Notwithstanding the parties' desire to resolve disputes through negotiation, in the event that immediate action is required to protect a party's rights under this Addendum, the aggrieved party may take whatever immediate action is appropriate to protect its rights, to include, but not be limited to injunctive relief. Nothing contained in this Addendum or in any other document related hereto is intended to or shall have the effect of requiring either party to consider, resort to, participate in or abide by any arbitration process or mechanism, or any device or arrangement of a nature or intent similar to arbitration. Nothing in this article shall excuse NetApp from proceeding with work ordered under this Addendum, pending resolution of the dispute.

Any dispute arising under or related to this SLED Addendum which relates to a matter giving the SLED Prime Contractor recourse against SLED entities under the Prime Contract or applicable law thereto may be resolved, by agreement of the parties, in accordance with the Disputes clause of the Prime Contract.

9. Sales Authority

NetApp hereby appoints Reseller to resell Products and to license NetApp software to SLED entities, as well as Prime Contractors for resale to SLED entities under a valid Prime Contract, on a non-exclusive basis. NetApp may, at its sole discretion, limit the scope of Reseller sales into SLED entities and organizations. Nothing in this SLED Addendum shall be construed to preclude NetApp from appointing and authorizing other Resellers to resell Products and to license NetApp software to such SLED entities and Prime Contractors, or to preclude NetApp from selling its Products and licensing its software directly to such customers and licensees.

10. Software

NetApp Software is a Commercial-Off-The-Shelf ("COTS") product developed entirely at private expense; no portion of the Software has been developed with public funds; the Software contains trade secrets and confidential commercial or financial information exempt from disclosure under U.S. and State laws; and the ownership of the Software and any reproductions shall remain with NetApp. In no event shall NetApp be required by Reseller to escrow or offer to escrow Software under any Prime Contract without written authorization by NetApp. Contractor/Manufacturer is: NetApp, Inc., 495 East Java Drive, Sunnyvale, CA 94089. Except as expressly licensed hereunder, all rights are reserved.

11. Government Contract Flow-down Provisions

NetApp will not accept any flow-down provisions under SLED Prime Contracts unless previously negotiated and agreed to in writing between Reseller and NetApp. ANY SUCH FLOW-DOWN PROVISIONS ON RESELLER'S PURCHASE ORDERS OR SUPPLEMENTARY DOCUMENTATION ARE DISCLAIMED BY AND INVALID AS TO NETAPP UNLESS EXPLICITLY AGREED TO IN A SEPARATE WRITING BY RESELLER AND NETAPP.

12.   General

Except as otherwise stated herein, all terms and conditions of the Reseller Authorization Agreement shall remain in full force and effect. To the extent there is conflict between the Reseller Authorization Agreement and the terms of this Addendum, the terms of the Addendum shall prevail.

The parties have caused this Addendum to be executed by their duly authorized representatives.

NetApp, Inc.   **Reseller**



By: _____   By: _____

Name: Mark Weber   Name: Bob McCarthy

Title: Vice President, U.S. Public Sector   Title: Co-President

                                                                    _9/17/10_____

_____
Date: Date:





12. General

Except as otherwise stated herein, all terms and conditions of the Reseller Authorization Agreement shall remain in full force and effect. To the extent there is conflict between the Reseller Authorization Agreement and the terms of this Addendum, the terms of the Addendum shall prevail.

The parties have caused this Addendum to be executed by their duly authorized representatives.

NetApp, Inc.	**Reseller**
By	By
Name: Mark Weber	Name: Bob McCarthy
Title: Vice President, U.S. Public Sector	Title: Co-President
Date 10/13/2010	Date: 9/17/10

Approved by NetApp Legal 10/13/2010